UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
LOCL Enterprises Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    January 4, 2019

Physical address of issuer
27930 Cabot Rd Unit 633, Laguna Niguel, CA 92677

Website of issuer
www.locl.com

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$34,682.98	$42,362.43
Cash & Cash Equivalents	$4,124.81	$16,481.17
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$7,179.45	-$13,799.04


April 30, 2023

FORM C-AR

LOCL Enterprises Inc.

LOCL


This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by LOCL Enterprises Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.locl.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this

Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

LOCL Enterprises Inc. (the "Company") is a Delaware Corporation, formed on January 4, 2019. The Company is currently also conducting business under the name of LOCL .

The Company is located at 27930 Cabot Rd Unit 633, Laguna Niguel, CA 92677.

The Company's website is www.locl.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

LOCL Enterprises Inc. d/b/a LOCL (the "Company") is a premium, digitally-focused lifestyle brand that designs, develops, markets and sells high-quality surfing apparel. LOCL is pre-launch brand developing in response to the following facts and trends: (1) with an estimated global population of 25+ million, surfing is more popular than ever, and growth trends, particularly among adults, continue globally; and (2) a premium brand that effectively addresses the growing adult segment in the multi-billion dollar surf-wear industry does not exist.

RISK FACTORS

Risks Related to the Company's Business and Industry

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we c resulting in lower net revenue and profitability than we predict.

The market for technical surfing apparel is highly competitive. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow our market share, any of which could substantially harm our business a results of operations. We compete directly against wholesalers and direct retailers of surfing apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of technical apparel, as well as against retailers specifically focused on surfing apparel. We also face competition from wholesalers and direct retailers of traditional commodity surfing apparel, such as cotton T-shit and sweatshirts.

Our reliance on suppliers to provide fabrics for and to produce our products could cause problems in our supply chain.

We do not manufacture our products or the raw materials for them and rely instead on suppliers. Many of the specialty fabrics used in our products are technically advanced textile products developed and manufactured by third parties and may be available, in the short-term, from only one or a very limited number of sources. We have no Ion, term contracts with any of our suppliers or manufacturing sources for the production and supply of our fabrics and garments, and we compete with other companies for fabrics, raw materials, and production. We may in the future experience a significant disruption in the supply of fabrics or raw materials from current sources and we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significantly increased demand, or if we need to replace an existing supplier or manufacturer. we may be unable to locate additional supplies of fabrics or raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or to fill our orders in a timely manner.

Our success depends on our ability to develop and maintain the value and reputation of the LOCL brand.

Our brand name is integral to our business as well as to the implementation of our strategies for expanding our business. Developing, maintaining, promoting, and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high-quality product, and guest experience. We will rely on social media, as one of our marketing strategies, to have a positive impact on both our brand value and reputation. Our brand and reputation could be adversely affected if we fail to achieve these objectives, if our public image was to be tarnished by negative publicity or if we fail to deliver innovative and high-qua products acceptable to our guests. Negative publicity regarding the production methods of any of our suppliers or manufacturers could adversely affect our reputation and sales and force us to locate alternative suppliers or manufacturing sources. Additionally, while we devote considerable efforts and resources protecting our intellectual property, if these efforts are not successful the value of our brand may be harmed. Any harm to our brand and reputation could have a material adverse effect on our financial condition.

If any of our products are unacceptable to us or our guests, our business could be harmed.

We may in the future receive shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. In the future, we may receive products that are otherwise unacceptable to us or our guests. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of m revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of c products is not discovered until after such products are purchased by our guests, our guests could lose confidence in our products or we could face a pre recall and our results of operations could suffer and our business, reputation, and brand could be harmed.

The Company may never receive a future equity financing or elect to convert the securities upon such future financing.

In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the securities nor a liquidity event occurs, the purchasers may be left holding the securities in perpetuity. The securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market which to sell them. The securities have no rights to the Company's assets or profits and have limited ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.

The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success is substantially dependent on the service of our senior management and other key employees.

The performance of our senior management team and other key employees may not meet our needs and expectations. Also, the loss of services of any of these key employees, or any negative public perception with respect to these individuals, may be disruptive to, or cause uncertainty in, our business and could have a negative impact on our ability to manage and grow our business effectively. Such disruption could have a material adverse impact on our financial performance and financial condition. We do not maintain a key person life insurance policy on any of the members of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

An economic downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products.

Many of our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, particularly those in North America, and other factors such as consumer confidence in future economic condition fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. As global economic conditions continue to be global or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraint and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly North America.

Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition.

Our sales and profitability may decline as a result of increasing product costs and decreasing selling prices.

Our business is subject to significant pressure costs and pricing caused by many factors, including intense competition, constrained sourcing capacity and related inflationary pressure, pressure from consumers to reduce the prices we charge for our products, and changes in consumer demand. These factors may cause us to experience increased cost and reduce our prices to consumers or experience reduced sales in response to increased prices, any of which could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could have a material adverse effect on our financial condition, operating results cash flows.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products, we may not be able· maintain or increase our sales and profitability.

Our success depends on our ability to identify and originate product trends as well as to anticipate and re. to changing consumer demands in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. If we are unable to introduce new products or novel technologies in a timely manner or our new products or technologies are not accepted by , guests, our competitors may introduce similar products in a more timely fashion, which could hurt our goal to be viewed as a leader in technical surfing apparel innovation. Our new products may not receive consumer acceptance as consumer preferences could shift rapidly to different types of surfing ap or away from these types of products altogether, and our future success depends in part on our ability to anticipate and respond to these changes. Our failure to anticipate and respond in a timely manner to changing consumer preferences could lead to among other things, lower sales and excess inventory levels Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon continued ability to develop and introduce innovative, high-quality products. Our failure to effectively introduce new products that are accepted by consumers could result in a decrease in net revenue and excess inventory levels, which could have a material adverse effect on our financial condition.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, product introduction by competitors, unanticipated changes in general market conditions, and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale in our stores or for delivery to guests. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair the strength and exclusivity of our brand. Conversely, if we underestimate customer demand for our products, our manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and guest relationships.

Our inability to safeguard against security breaches or our failure to comply with data privacy laws could damage our customer relationships and result in significant legal and financial exposure.

As part of our normal operations, we receive confidential, proprietary, and personally identifiable information, including credit card information, and information about our customers, our employees, job applicants, and other third parties. Our business employs syst and websites that allow for the storage and transmission of this information. However, despite our safeguards and security processes and protections, security breaches could expose us to a risk of loss or misuse of this information, and could result in litigation and potential liability.

Additionally, the European Union has adopted a comprehensive General Data Privacy Regulation (the "GDPR").

The GDPR requires companies to satisfy new requirements regarding the handling of personal and sensitive data, including its use, protection and the ability of persons whose data is stored to correct delete such data about themselves. Failure to comply with GDPR requirements could result in penalties of up to four percent of worldwide revenue. The GDPR and other similar laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with increase our operating costs, require significant management time and attention, and subject us to remedies that may harm our business, including fines, negative publicity, or demands or orders that we modify or cease existing business practices.

Any material disruption of our information technology systems or unexpected network interruption could disrupt our business and reduce our sales.

We are increasingly dependent on information technology systems and third-parties to operate our e-commerce websites, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis, and maintain cost-efficient operations. The failure of our information technol, systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems, or difficulty in integrating new systems, could adversely affect our business.

If the technology-based systems that give our customers the ability to shop with us online do not function effectively, our operating results, as well as our ability to grow our e-commerce business globally, could be materially adversely affected.

Many of our customers will shop with us through our e-commerce website. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. We increasingly use social media and proprietary mobile apps to interact with our customers and as a means to enhance their shopping experience. Any failure our part to provide attractive, effective, reliable, user-friendly e-commerce platforms that offer an assortment of merchandise with rapid delivery options that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of e-commerce and to sales, harm our reputation with customers, have a material adverse impact on

the growth of our e-commerce business globally and could have a material adverse impact on our business and results of operations.

The fluctuating cost of raw materials could increase our cost of goods sold and cause our results of operations and financial condition to suffer.

Our costs raw materials are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. Increases in the cost of raw materials could have a material adverse effect on our cost of goods sold, results of operations, financial condition, and cash flows.

Our limited operating experience and limited brand recognition in both domestic and new international markets may limit our expansion and cause our business and growth to suffer.

Our future growth depends in part on our expansion efforts outside of North America. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in any new market. In connect with our expansion efforts we may encounter obstacles not faced in North America, including cultural and linguistic differences, differences in regulatory environments, labor practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers' tastes and preferences. We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delay acceptance of our technical surfing apparel by customers in these new international markets. Our failure to develop our business in international markets could harm our business and results of operations.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet customer expectations could be harmed.

We will rely on our distribution facilities for substantially all of our product distribution. Our distribution facilities will include computer-controlled and automated equipment, which means their operations may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions, or other system failures. ln addition, our operations could also be interrupted by labor difficulty, extreme or severe weather conditions or by floods, fires, or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could harmed.

Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors.

The intellectual property rights in the technology, fabrics, and processes used to manufacture our products generally are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited and we do not generally own patents or hold exclusive intellectual property rights in the technology, fabrics or processes underlying our products. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrics and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell

products based on our fabrics and manufacture technology at lower prices than we can. If our competitors do sell similar products to ours at lower prices, our net revenue and profitability could suffer.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position. We currently on a combination of copyright, trademark, trade dress, and unfair competition laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our intellectual property rights. The steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws and law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

If we grow at a rapid pace, we may not be able to effectively manage our growth and the increased complexity of our business and as a result our brand image and financial performance may suffer.
If our operations grow at a rapid pace, we may experience difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products, as well as delays in production and shipments, as our products are subject to risks associated with over sourcing and manufacturing. We could be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes and technology, and to obtain more space for our expanding workforce. This expansion could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training, and managing an increasing number of employees. These difficulties could result in the erosion of our brand image which could have a material adverse effect on our financial condition.

Our business is affected by the general seasonal trends common to the retail apparel industry.
This seasonality may adversely affect our business and cause our results of operations to fluctuate, and, as a result, we believe that comparisons of our operating results between different quarters within a single fiscal year are not necessarily meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Our trademarks and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.
Our success depends in large part on our brand image. We believe that our trademarks and other proprietary rights have significant value and, are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained some United States trademark registrations, and will continue to evaluate the registration of additional trademarks as appropriate· However, some or all of these pending trademark applications may not be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise

challenge these registrations. Additionally, we may face obstacles as we expand product line and the geographic scope of our sales and marketing. Third parties may assert intellectual property claims against us, particularly as we expand our business and the number of products we offer. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could di management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, the resolution of claims may require us to redesign our products, license rights from third parties, or cease using those rights altogether Any of these events could harm our business and cause our results of operations, liquidity, and financial condition to suffer.

While we are not currently involved in any litigation, we are subject to periodic claims that could result in unexpected expenses and could ultimately be resolved against us.

From time to time, we may be involved in litigation and other proceedings, including matters related to product liability claims, stockholder class action and derivative claims, commercial disputes and intellectual property, as well as trade, regulatory, employment, and other claims related to our business. Any of these proceedings could result in significant settlement amounts, damages, fines, or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of our insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on our business, financial condition, and results of operations. In addition, any proceeding could negatively impact our reputation among our customers and our brand image.

Our business could be negatively affected as a result of actions of activist stockholders or others.

We may be subject to actions or proposals from stockholders or others that may not align with our business strategies or the interests of our other stockholders. Responding to such actions can be costly and time-consuming, disrupt our business and operations, and divert the attention of our board of directors, management, and employees from the pursuit of our business strategies. Such activities could interfere with our ability to execute our strategic plan. Activist stockholders or others may create perceived uncertainties as to the future direction of our business or strategy which may be exploited by our competitors and may make it more difficult to attract and retain qualified personnel and potential customers, and may affect our relationships with current customers, vendors, investors, and other third parties.

Jonathan Rath is a part-time officer.

As such, it is likely that the company will not make the same progress as it would if that were not the case.

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.

The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.
The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company will depend upon the maturity and objectives of the Company, and the Company may not attract or successfully receive the financing it requires to launch and run the business.
Furthermore, the declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result substantial dilution of the Investor's interest in the Company.

Additional issuances of securities.
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity a objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities.
The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the lnvestor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale , the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company wi depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties.

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of inter in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

LOCL Enterprises Inc. d/b/a LOCL (the "Company") is a premium, digitally focused lifestyle brand that designs, develops, markets and sells high-quality surfing apparel. LOCL is pre-launch brand developing in response to the following facts and trends: (1) with an estimated global population of 25+ million, surfing is more popular than ever, and growth trends, particularly among adults, continue globally; and (2) a premium brand that effectively addresses the growing adult segment in the multi-billion dollar surf-wear industry does not exist.

Business Plan

LOCL is a premium, digitally-focused lifestyle brand that designs, develops, markets and sells the highest-quality surfing apparel in the world. LOCL is developing in response to the following facts and trends: [1l with an estimated global population of 25+ million, surfing is more popular than ever, and growth trends, particularly among adults, continue globally; and [2] a premium brand that effectively addresses the growing adult segment in the multi-billion dollar surfwear industry does not exist. After our debut, we intend to grow the LOCL range and become synonymous with the highest levels of performance, quality and style. Our mission is to become the world's most culturally distinctive and respected surfing apparel brand through an unwavering commitment to quality, innovation, design, customer experience, and social and environmental causes. Surfing is one of the world's most beautiful sports, and LOCL embraces the freedom, passion and commitment unique to surfers worldwide. With a timeless aesthetic, we honor the history of surfing, while innovating continuously and pushing the limits of modern surfing apparel design. Outside of the surfing world, several well-known brands also give inspiration and encouragement. These companies include: [1] Rapha®, whose high-quality cycling apparel and customer experience help the young brand earn roughly $100 million in annual sales and a recent acquisition for $260 million; [2] Patagonia®, whose iconic mountain brand and well-known commitment to the environment help them achieve annual sales over $1 billion; and [3] lululemon®, the now iconic yoga apparel brand that earns over $3 billion in sales per year and boasts a market valuation over $23 billion [Nasdaq: LULU]. The global surfing apparel market is projected to grow from $7.1 billon in '18 to $10.3 billion in '24. Currently, the U.S. makes up the majority of the market with a 53% share followed by Europe with 23% and Australia with 14%. While market shares are expected to remain the same, Australia is projected to grow the fastest annually over the next five years at 6%, followed by Europe at 5% and the U.S. at 5%. Once dominated by younger participants, surfing demographics are evolving. The majority of surfers in the U.S. are now 30+ years old, college students or graduates and 36% earn $100,000+ per year. Globally, the surfing apparel market is dominated by five major players: Quiksilver®, Billabong®, Rip Curl®, Hurley® and Volcom®. Each of these brands, however, shares a common target market focus: youth. For mature, passionate and more affluent surfers, however, a brand that inspires and excites and effectively addresses the premium segment simply does not exist. Engaging directly with customers is a core component of our business strategy. To accomplish this on a global level, we intend to develop a world-class and 100% direct-to-consumer customer experience that seamlessly connects the LOCL brand with passionate surfers throughout the world. In addition to a best-in-class cross-platform eCommerce experience, we will introduce integrated retail locations called LOCL Ocean Clubs in strategic global surfing locations. These locations include California, Hawaii, Australia, Bali, Brazil, South Africa, France and Japan. Inspired by the Rapha® Cycle Club, LOCL Ocean Clubs will be a combination of local art gallery, premium shop, professional surfing broadcast center and cafe - an upscale hub for international surfers, world travelers and ocean enthusiasts. We believe LOCL Ocean Clubs will prove to be exceptionally popular destinations and become known worldwide as the global home for the sport and culture of surfing. LOCL.com will embody the core tenets of our brand and reach a global audience with a unique and thoroughly modern digital experience. Our "Inside" features will take our audience to remote and not so-remote locations throughout the world, and uncover authentic local stories. Our··Behind theScenes·· features will document what really goes down during primetime at some of the world's greatest waves. Our "History of Surfing" features will illuminate the surfing heritage of world-class locations. "Giving" and "Shop" sections will showcase our social and environmental commitment, and product innovation. Facebook®, Twitter®, lnstagram® and other social media platforms will further connect us. Customers and visitors alike from around the world will come to recognize LOCL.com as their connection to the highest quality surfing apparel, documentary and community - a global source of time-honored progression with a uniquely personal and modern feel. We will invest in and develop operational and technological capabilities that enhance our ability to serve our customers and manage our business. We plan to partner with a leading Omnichannel Commerce technology company to cost-effectively enable us to offer a world-class fully integrated customer experience. Additionally, we are currently evaluating strategic options related to enterprise resource planning [ERP]. customer relationship management [CRM] and other technologies to ensure best-in-class operations. To make sure we "surprise and delight" our customers we intend to operate customer service and fulfillment in-house. We plan to base our headquarters in Southern California within close proximity to some of the most iconic waves in surfing including Malibu and Rincon. We will develop and continuously refine customer-oriented operations, and strive for world-class performance to strengthen both our customer experience and profitability. We value integrity, innovation, passion, purpose, quality and design. We adhere to the following five strategies to embed these values into our DNA: [1] support employee personal and professional development, both individually and as teams; [2] develop a culture of learning, and risk taking; [3] reward successes as well as smart failures; [4] encourage continuous customer conversation; and [5] adhere to innovation processes. Additionally, we strive to make our organization known as a positive and rewarding place to work. A few of our specific strategies to make this a reality include: [1] make available health and other benefits for all team members; [2] compensate in the upper 25th percentile to attract and retain talent; [3] make professional advancement opportunities available throughout the organization; and [4] establish processes, policies and incentives, such as stock options, which align team members with our mission and business goals.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Surfing Apparel	LOCL products represent the finest in apparel quality, and are designed for performance, functionality, comfort and style. Our offerings will be tailored specifically for men (and women), and will include innovative technical and casual jackets, pants, shorts, shirts and sweaters, in addition to premium surfwear, wetsuits and accessories. Designed by world-class performance apparel designers, and responsibly produced by partners in the U.S. and abroad, the LOCL range will be on par with the likes of Rapha®, Aether® and Moncler®. We plan to launch with a focused assortment, which exudes the inspired, quiet confidence synonymous with our brand.	Our primary target customer is a sophisticated and educated man who understands and appreciates the beauty, freedom and importance of living an active and passionate life. We believe he pursues surfing and other ocean activities to achieve physical fitness and inner peace. We expect to meet our customers' needs by incorporating style along with comfort and functionality into our products and by delivering them through our vertical retail strategy. While we intend to address the unique needs of men, we are also designing products tailored specifically for women. We expect our customers will range in age from 25 to 54, but we also believe longer-term growth in surfing participation will be reinforced as the Baby Boomer generation focuses more on longevity. We believe consumer purchase decisions are driven by both an actual need for functional products and a desire to live a particular lifestyle. As such, we believe the credibility and authenticity of our brand expands our potential market beyond just surfers to those

		who desire to lead an active, healthy, and passionate life.

In addition to our Foundation Collection, which we intend to fully develop over the coming years, we also intend to develop complimentary product lines, such as luggage and skincare, and limited edition offerings, including art-inspired clothing and photography books and prints.

Engaging directly with customers is a core component of our business strategy. To accomplish this on a global level, we intend to develop a world-class direct-to-consumer customer experience that seamlessly connects the LOCL brand with passionate surfers throughout the world. In addition to a best-in-class cross-platform eCommerce experience, we will introduce integrated retail locations called LOCL Ocean Clubs in strategic global surfing locations. These locations include California, Hawaii, Australia, Bali, Brazil, South Africa, France and Japan. Inspired by the Rapha® Cycle Club, LOCL Ocean Clubs will be a combination of local art gallery, premium shop, professional surfing broadcast center and cafe - an upscale hub for international surfers, world travelers and ocean enthusiasts. We believe LOCL Ocean Clubs will prove to be exceptionally popular destinations and become known worldwide as the global home for the sport and culture of surfing. LOCL.com will embody the core tenets of our brand and reach a global audience with a unique and thoroughly modern digital experience.

Competition

The Company's primary competitors are Patagonia®, James Perse® and several other non-ocean focused fashion brands. Volcom®, Billabong®, Hurley®, Quiksilver®, Hollister®, PacSun®, Rusty®, RVCA®, Rip Curl®, Lost® and O'Neill® among others. .

We will compete on the basis of our premium and authentic brand image, highest-quality product line, target market focus, technical product innovation, and our inspirational community experience. We expect to directly compete with Patagonia®, a company with mountain roots, and which we greatly admire and respect. On a casual lifestyle level, we also expect to compete with James Perse® and several other non-ocean focused fashion brands. To a lesser extent, we will also compete with various surf-brands, the majority of which focus their marketing efforts on a significantly younger and less educated demographic. These brands include Volcom®, Billabong®, Hurley®, Quiksilver®, Hollister®, PacSun®, Rusty®, RVCA®, Rip Curl®, ...Lost® and O'Neill® among others. While these brands are well-known in surfing and malls, they do not effectively address the unique lifestyle, fit, quality, performance or experience expectations of our adult target market. For mature, passionate and more affluent surfer, a brand that inspires and excites and effectively addresses the premium segment simply does not exist.

Supply Chain and Customer Base

We have partnered principally with Schoeller Textiles (Switzerland) for textiles and Petratex (Portugal) for apparel assembly/manufacturing.

Our target customers include sophisticated and educated men and women who understand and appreciate the beauty, freedom and importance of Living an active and passionate Life. We believe our customers pursue surfing and other ocean activities to achieve physical fitness and inner peace. We expect to meet our customers· needs by incorporating style along with comfort and functionality into our products and by delivering them through our vertical retail strategy. While we will initially address the unique needs of men, we will also design products tailored specifically for women. We expect our customers will range in age from 25 to 54, but also believe longer-term growth in surfing participation will be reinforced as the Baby Boomer generation focuses more on longevity. We believe consumer purchase decisions to be driven by both an actual need for functional products as well as a desire to live a particular lifestyle. As such, we believe the credibility and authenticity of our brand expands our potential market well beyond just surfers to those who desire to simply lead an active life.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
US Appl. No. 97649249	Class 25 Apparel: sportswear, namely, shirts, shorts, pants, rash guards, wetsuits; outerwear, namely, jackets, rain wear, sweatshirts, sweaters, hooded sweatshirts, vests; surf wear; footwear; accessories, namely, scarves, beanies, hats; socks; gloves	LOCL	October 26, 2022	TBD	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, data privacy requirements, anti-competition, and environmental. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 27930 Cabot Rd Unit 633, Laguna Niguel, CA 92677

The Company has the following additional addresses:

The Company conducts business in California, and worldwide.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan Rath

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Treasurer, Secretary, and CEO: 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

LOCL Enterprises Inc, Founder and CEO: 2019-Present

Education

University of California at Berkeley, BS University of Southern California (Marshall School of Business), MBA

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan Rath

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Treasurer, Secretary, and CEO: 2019-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

LOCL Enterprises Inc, Founder and CEO: 2019-Present

Education

University of California at Berkeley, BS University of Southern California (Marshall School of Business), MBA

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	910,000
Voting Rights	There are voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	50,050
Voting Rights	There are no voting rights.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	This SAFE is structured to convert to common shares at a company valuation cap of $2,000,000. Thus the $50,050 raised equates to 2.5% of the Company's equity. This will slightly dilute the ownership percentages of existing investors.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	910,000	$15,000.00	General Operations	February 1, 2019	Section 4(a)(2)
SAFE (Simple Agreement	-12	$50,050.00	Product and brand development,	April 20, 2020	Regulation CF

			business operations, and WeFunder fees. For the campaign, please see here: https://wefunder.com/locl/		
for Future Equity)					

Ownership

A majority of the Company is owned by Jonathan Rath.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Jonathan Rath	87.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
-$7,179.45	$0.00	$0.00

Operations

Our most recent financing was conducted in 2020 via the crowdfunding site WeFunder. However, we were only able to raise the minimum amount of $50k, which has not been sufficient to bring the LOCL brand to market. (This fact was disclosed to investors and outlined in the risks section of our WeFunder campaign.) We have used these funds to develop two rounds of product prototypes in partnership with Schoeller Textiles and Petratex. Financing (i.e., raising suitable capital) has been the most challenging aspect of our business to date. We are not certain when or if we will be able to raise sufficient capital to launch the LOCL brand and execute our business plan (and generate profits). We need to raise additional capital no later than calendar Q4 of 2023 (October-December 2023) or it is very likely that LOCL Enterprises Inc. will cease operations and dissolve.

The Company does not expect to achieve profitability in the next 12 months and will cease operations if unable to secure additional capital by Q4 2023. Management is actively trying to raise additional capital, but there is a strong chance that we will not succeed and will be forced to cease operations and dissolve the business near the end of 2023.

Liquidity and Capital Resources

On April 30, 2020, the Company conducted an offering pursuant to Regulation CF and raised $50,050.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jonathan Rath
(Signature)

Jonathan Rath
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Jonathan Rath
(Signature)

Jonathan Rath
(Name)

CEO
(Title)

April 30, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

LOCL Enterprises Inc.

Profit and Loss

January - December 2021

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	103.01
Brand Design Services	387.00
Brand Related Software	594.88
Dues & Subscriptions	523.38
Meals & Entertainment	647.32
Office Supplies & Software	1,046.80
Product Design Services	840.91
Product Innovation	1,025.08
Product Samples	3,844.64
Shipping and Postage	563.00
Taxes & Licenses	450.00
Telephone & Cable	878.01
Travel	30.38
Web Hosting	165.87
Total Expenses	**$11,100.28**
NET OPERATING INCOME	**$ -11,100.28**
Other Income	
Interest Income	0.64
Total Other Income	**$0.64**
Other Expenses	
Asset Depreciation	2,699.40
Total Other Expenses	**$2,699.40**
NET OTHER INCOME	**$ -2,698.76**
NET INCOME	**$ -13,799.04**

LOCL Enterprises Inc.

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-13,799.04
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -13,799.04**
INVESTING ACTIVITIES	
Computers and Technology	-878.37
Intangible Assets	-11,000.00
Trademarks & Patents	-704.20
Net cash provided by investing activities	**$ -12,582.57**
FINANCING ACTIVITIES	
Owner's Investment	20,500.00
Net cash provided by financing activities	**$20,500.00**
NET CASH INCREASE FOR PERIOD	**$ -5,881.61**
Cash at beginning of period	22,362.78
CASH AT END OF PERIOD	**$16,481.17**

LOCL Enterprises Inc.

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo Business Checking (0109)	16,431.17
Wells Fargo Business Savings (0117)	50.00
Total Bank Accounts	**$16,481.17**
Total Current Assets	**$16,481.17**
Fixed Assets	
Computers and Technology	7,691.61
Intangible Assets	11,000.00
Trademarks & Patents	7,189.65
Total Fixed Assets	**$25,881.26**
TOTAL ASSETS	**$42,362.43**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Long Term Liability	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Common Stock $0.001 par value	900.00
Common Stock (in excess of par)	65,050.00
Owner's Investment	20,500.00
Retained Earnings	-30,288.53
Net Income	-13,799.04
Total Equity	**$42,362.43**
TOTAL LIABILITIES AND EQUITY	**$42,362.43**

LOCL Enterprises Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	75.00
Brand Related Software	591.89
Dues & Subscriptions	95.88
Office Supplies & Software	1,676.91
Product Design Services	2,558.47
Product Innovation	613.68
Shipping and Postage	177.18
Taxes & Licenses	670.00
Travel	412.58
Web Hosting	307.86
Total Expenses	**$7,179.45**
NET OPERATING INCOME	**$ -7,179.45**
NET INCOME	**$ -7,179.45**

LOCL Enterprises Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,179.45
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Net cash provided by operating activities	**$ -7,179.45**
INVESTING ACTIVITIES	
Computers and Technology	-3,136.02
Trademarks & Patents	-1,540.89
Net cash provided by investing activities	**$ -4,676.91**
FINANCING ACTIVITIES	
Owner's Investment	-500.00
Net cash provided by financing activities	**$ -500.00**
NET CASH INCREASE FOR PERIOD	**$ -12,356.36**
Cash at beginning of period	16,481.17
CASH AT END OF PERIOD	**$4,124.81**

LOCL Enterprises Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo Business Checking (0109)	4,024.82
Wells Fargo Business Savings (0117)	99.99
Total Bank Accounts	**$4,124.81**
Total Current Assets	**$4,124.81**
Fixed Assets	
Computers and Technology	10,827.63
Intangible Assets	11,000.00
Trademarks & Patents	8,730.54
Total Fixed Assets	**$30,558.17**
TOTAL ASSETS	**$34,682.98**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Long Term Liability	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$0.00**
Equity	
Common Stock $0.001 par value	900.00
Common Stock (in excess of par)	65,050.00
Owner's Investment	20,000.00
Retained Earnings	-44,087.57
Net Income	-7,179.45
Total Equity	**$34,682.98**
TOTAL LIABILITIES AND EQUITY	**$34,682.98**